July 24, 2024

Mr. Jin Yi
Representative
Export Import Bank of Korea
460 Park Avenue
New York, NY 10022

        Re: Export Import Bank of Korea
            Registration Statement under Schedule B
            Filed June 27, 2024
            File No. 333-280523
Dear Mr. Jin Yi:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Schedule B filed June 27, 2024
The Export-Import Bank of Korea
Selected Financial Statement Data, page 7

1. You state on page 8 that the net gain (loss) on hedging derivative assets moved to a net gain of Korean won 2,013 billion in 2023 from a net loss of Korean won 3,224 billion in
       2022 due to a decrease in losses on hedging instruments to Korean won 843 billion in
       2023 from Korean won 3,716 billion in 2022 and an increase in gains on hedging instruments to Korean won 2,856 billion in 2023 from Korean won 492 billion in 2022, which in turn was primarily due to increased volatility in exchange rates and interest rates in 2023. Please tell us and revise your disclosure as appropriate to discuss the primary currencies and interest rates that drove the volatility from period to period and provide quantitative information to explain how the volatility in those factors drove the material fluctuations in earnings from year to year.
2. You state on page 8 that the net gain (loss) on financial assets at fair value through profit or loss moved to a net gain of Korean won 210 billion in 2023 from a net loss of Korean
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Page 2

       won 306 billion in 2022, primarily due to a change in valuation of trading derivatives to a net gain of Korean won 56 billion in 2023 from a net loss of Korean won 764 billion in
       2022. Please tell us and revise your disclosure as appropriate to discuss the primary types of trading derivatives that drove the changes in fair value, and discuss the factors driving the change, including, as applicable, the currency or interest rates and quantification of how those rates changed to impact the valuations from year to year.
3.     We note your disclosure on page 9 that,    As of December 31, 2022, our
total liabilities
       increased by 23.9% to W 106,634 billion from W 86,099 billion as of December 31, 2021, primarily due to a 14.8% increase in debentures to W 87,792 billion as of December 31,
       2022 from W 76,486 billion as of December 31, 2021 and an 81.3% increase in
       borrowings to W 10,113 billion as of December 31, 2022 from W 5,577 billion as of
       December 31, 2021.    Please provide a more detailed analysis as to why
       there was an increase in debentures and borrowings in 2022.
Financial Statements
Note 20 - Derivatives, page 108

4. We note your disclosure on page 56 that the gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income. However, we also note your disclosure on page 110 in footnote (4) that shows the gain or loss on the fair value hedge hedging instruments of Korean won (in millions) of 2,013,401 and (3,229,844) for the years ended December 31, 2023 and 2022, respectively, which appears to be the same or
       similar to the amount reported on    net gain (loss) on hedging
derivative assets    line item
       on the separate statements of comprehensive income and therefore the fair value hedge-
       hedged items appear to be classified in a different line item on this statement. Please respond to the following:

             Tell us, and separately quantify, each of the line items on the separate statements of comprehensive income that have any amounts related to fair value hedge- hedged items (totaling Korean won in millions of 928,023 and 3,165,476 for the years ended
           December 31, 2023 and 2022, respectively), and any amounts related to cash flow hedges. As part of your response, please provide your analysis supporting how you concluded those line items were the most appropriate classification for that activity.
             Tell us which line includes the hedge ineffectiveness recognized in profit (loss), as discussed on page 113, and totaling Korean won in millions of 126,845 and 441,207 for the years ended December 31, 2023 and 2022, respectively.
             Clarify whether all adjustments relating to trading derivative assets and trading
           derivative liabilities are recorded within the    net gain (loss) on
financial assets at
           FVTPL line item on the separate statements of comprehensive income.
5. We note your disclosure on page 110 that there is no ineffectiveness recognized in relation to cash flow hedges for the years ended December 31, 2023 and 2022 and your table on page 113 quantifying the hedge ineffectiveness related to fair value hedges, but we are unable to locate the disclosures required by IFRS 7.22B(b) and
(c), IFRS 7.23D,
       and IFRS 7.23E. Please supplementally provide us with this information or tell us why
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Page 3

       you do not believe these disclosures are required.
6. We note that the amounts of hedge ineffectiveness recognized in profit/(loss) on your fair value hedges during the years ended December 31, 2023 and 2022 has fluctuated significantly, totaling Korean won in millions of 126,845 and 441,207 for the years ended
       December 31, 2023 and 2022, respectively. Please tell us why the amount of hedge ineffectiveness decreased so significantly between 2022 and 2023 despite the notional amount of your currency swaps used in your fair value hedges increasing from Korean won in millions of 30,035,585 at December 31, 2022 to 31,410,141 at December 31, 2023
       and your interest rate swaps used in your fair value hedges increasing from Korean won in millions of 56,314,118 at December 31, 2022 to 73,694,116 at December 31, 2023.

General

7.     We note your disclosure on page 139 that,    In recent years, the global
financial markets
       have experienced significant volatility as a result of, among other
things     deterioration
       in economic and trade relations between the United States and its major trading partners,
       including China,    and on page 202 that,    Factors that could
adversely affect the future
       performance of the Korean economy include     adverse conditions or
developments in
       the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China .. including as a result of the deterioration of economic and trade relations between the United States and China and increased
       uncertainties in the global financial markets and industry.    Please
discuss in greater detail
       the risk regarding China and US relations and how it could affect the Export Import Bank
       of Korea, considering Korea   s high level of involvement in
high-technology sectors of
       both countries.
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Samuel Kluck at 202-551-3233 or Michael Coco at 202-551-3253 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
International Corporate
                                                             Finance